UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)



Meridian Insurance Group, Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
589644-10-3
(CUSIP Number)
Gregory M. Shepard, 303 E. Washington Street, Bloomington, IL
61701  (309) 829-1061
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


1    NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gregory M. Shepard
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
995,000

8    SHARED VOTING POWER
-0-

9    SOLE DISPOSITIVE POWER
995,000

10   SHARED DISPOSITIVE POWER
-0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
995,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
[ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.98%

14   TYPE OF REPORTING PERSON*
IN

     The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 3.

Item 1.     Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Common Stock" or the "Shares") of Meridian Insurance Group, Inc. (the "Company") with its principal executive offices located at 2955 North Meridian Street, P.O. Box 1980, Indianapolis, IN 46206.

Item 2.     Identity and Background

This Schedule 13D is being filed by Gregory M. Shepard ("Shepard"). Shepard's business address is c/o American Union Financial Corporation, 303 E. Washington Street, Bloomington, Illinois, 61701. His principal occupation is President of American Union Financial Corporation, an Illinois corporation, ("AUFC") and President of various subsidiaries of AUFC, including Direct Auto Insurance Company, an Illinois insurance company, American Union Life Insurance Company, an Illinois insurance company ("AULIC"), Direct Auto Indemnity Company ("Direct Auto Indemnity"), an Illinois insurance company, Farmers Deposit Company, an Illinois corporation, and Union Insurance Exchange, Inc., an Illinois corporation (collectively, the "AUFC Companies"). In addition, Shepard is the Chief Executive Officer of Illinois HealthCare Insurance Company, an Illinois life insurance company, with health maintenance organization authority ("Illinois HealthCare"). The AUFC Companies and Illinois HealthCare are located at 303 E. Washington Street, Bloomington, IL 61701. Shepard has not, during the last five years, been convicted in a criminal proceeding. Shepard has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Shepard is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

As of August 26, 1998, Shepard owns 995,000 Shares. Shepard's purchase of 966,900 Shares was reported on a Schedule 13G filed with the Securities & Exchange Commission on July 10, 1998. Such
Schedule 13G reported that, effective June 30, 1998, Shepard used personal funds to purchase (i) 64,290 Shares from AUFC, (ii) 680,400 Shares from AULIC, and (iii) 222,210 Shares from Direct Auto Indemnity. Shepard used personal funds to purchase an additional 28,100 Shares on August 5, 1998, in the open market. Shepard's purpose for purchasing the Shares has not changed since Shepard filed the Schedule 13G on July 10, 1998, and thus, Shepard is still eligible to report additional purchases of shares by amending such Schedule 13G. However, pursuant to a Stipulation, including Stipulation of Dismissal, approved and ordered on July 23, 1998, in the United States District Court, Southern District of Indiana, Indianapolis Division, Shepard has agreed to file this
Schedule 13D with respect to his interest in the Shares. The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed, and Shepard maintains that a Schedule 13G was, and continues to remain, an appropriate schedule to file with respect to his ownership of Shares and the purpose for which he owns the Shares.

Item 4.     Purpose of Transaction

Shepard acquired the Shares for the purpose of investment because he believes the Shares represented a favorable investment opportunity. He is evaluating and expects to continue evaluating the investment potential of the Shares. Depending on various factors, including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to his business, Shepard may in the future take such actions with respect to such holdings in the Company as he deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

Shepard has no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, however, Shepard reserves the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

Item 5.     Interest in Securities of the Issuer

(a) Shepard owns 995,000 Shares, representing 14.98% of the outstanding Shares.

(b) Shepard has the sole power to vote and the sole power to dispose of 995,000 Shares. Shepard has the shared power to vote and the shared power to dispose of -0- Shares.

(c) Shepard purchased 28,100 Shares on August 10, 1998, at a price of $19.375/share, for a total consideration of $544,438.00.
     The shares were purchased through Jefferies & Company, Inc.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

No exhibits to this Schedule 13D are required to be filed.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: August 31, 1998
/s/ Gregory M. Shepard
Gregory M. Shepard